Exhibit 99.1

 Opening doors to the future®

Press Release

DENVER, CO – October 26, 2023

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR ANNOUNCES THIRD QUARTER 2023 RESULTS
AND UPDATES FULL-YEAR 2023 GUIDANCE

UDR, Inc. (the "Company") (NYSE: UDR), announced today its third quarter 2023 results. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter ended September 30, 2023 are detailed below.

Metric	Quarter Ended September 30				
	3Q 2023 Actual	3Q 2023 Guidance	3Q 2022 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
Net Income per diluted share	$0.10	$0.13 to $0.15	$0.07	$0.03	43%
FFO per diluted share	$0.61	$0.62 to $0.64	$0.57	$0.04	7%
FFOA per diluted share	$0.63	$0.62 to $0.64	$0.60	$0.03	5%
AFFO per diluted share	$0.55	$0.56 to $0.58	$0.54	$0.01	2%

- Same-Store ("SS") results for the third quarter 2023 versus the third quarter 2022 and the second quarter 2023 are summarized below.

SS Growth / (Decline)	Concessions reflected on a **straight-line basis**:		Concessions reflected on a **cash basis**:	
	Year-Over-Year ("YOY"): 3Q 2023 vs. 3Q 2022	Sequential: 3Q 2023 vs. 2Q 2023	YOY: 3Q 2023 vs. 3Q 2022	Sequential: 3Q 2023 vs. 2Q 2023
Revenue	5.3%	2.3%	5.0%	2.0%
Expense	3.4%	3.9%	3.4%	3.9%
Net Operating Income ("NOI")	6.1%	1.6%	5.7%	1.2%

- During the third quarter,
    - As previously announced, the Company acquired a six community portfolio in Texas (four in Dallas and two in Austin) totaling 1,753 apartment homes and valued at approximately $402.2 million.
    - As previously announced, the Company repurchased 0.6 million shares of its common stock at a weighted average price per share of $40.13 for total consideration of approximately $25.0 million.
    - The Company achieved stabilized occupancy at 5421 at Dublin Station, a $126.9 million, 220-home apartment community developed in the Dublin submarket of the San Francisco Bay Area.

- Subsequent to quarter end, the Company published its fifth annual ESG report and concurrently announced that it earned the Regional Sector Leader designation from GRESB.

"Our third quarter FFOA per diluted share met the guidance we provided in July, as the nation's employment situation remained resilient and relative affordability versus other forms of housing continued to favor apartments," said Tom Toomey, UDR's Chairman and CEO. "Recent operating trends across the industry have been softer than typical due to all-time high levels of new supply, leading us to lower our expectation for FFOA per diluted share during the fourth quarter to a midpoint of $0.63 versus the $0.65 that was implied by our prior full-year 2023 guidance. Nevertheless, we believe UDR is well positioned due to our diversified portfolio, investment grade balance sheet, and unique operating initiatives that will differentiate our growth profile moving forward."

Outlook[1]

As shown in the table below, the Company has established guidance ranges for the fourth quarter 2023 and has updated its prior full-year 2023 Net Income per share, FFO per share, FFOA per share, AFFO per share, and same-store growth guidance ranges.

	4Q 2023 Outlook	3Q 2023 Actual	Prior Full-Year 2023 Outlook	Updated Full-Year 2023 Outlook	Full-Year 2023 Midpoint (change)
Net Income per diluted share	$0.08 to $0.10	$0.10	$1.35 to $1.39	$1.32 to $1.34	$1.33 (-$0.04)
FFO per diluted share	$0.62 to $0.64	$0.61	$2.48 to $2.52	$2.45 to $2.47	$2.46 (-$0.04)
FFOA per diluted share	$0.62 to $0.64	$0.63	$2.47 to $2.51	$2.46 to $2.48	$2.47 (-$0.02)
AFFO per diluted share	$0.56 to $0.58	$0.55	$2.24 to $2.28	$2.23 to $2.25	$2.24 (-$0.02)
YOY Growth: concessions reflected on a straight-line basis:					
SS Revenue	N/A	5.3%	6.25% to 7.25%	5.75% to 6.25%	6.00% (-0.75%)
SS Expense	N/A	3.4%	4.0% to 5.5%	4.50% to 5.00%	4.75% (unch)
SS NOI	N/A	6.1%	6.75% to 8.25%	6.50% to 7.00%	6.75% (-0.75%)
YOY Growth: concessions reflected on a cash basis:					
SS Revenue	N/A	5.0%	6.0% to 7.0%	5.40% to 5.90%	5.65% (-0.85%)
SS NOI	N/A	5.7%	6.5% to 8.0%	6.00% to 6.50%	6.25% (-1.00%)

[1]　Additional assumptions for the Company's fourth quarter and full-year 2023 outlook can be found on Attachment 14 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 15(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 15(A) through 15(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

Third Quarter 2023 Results and Fourth Quarter 2023 Expectations

In the third quarter, total revenue increased by $18.8 million YOY, or 4.8 percent, to $410.1 million. This increase was primarily attributable to growth in revenue from Same-Store communities and past accretive external growth investments.

"Continued strength in renewal lease rate growth, occupancy, incremental income from our innovative operating initiatives, and positive rent collection trends enabled us to achieve 2.3 percent sequential same-store revenue growth on a straight-line basis in the third quarter," said Mike Lacy, UDR's Senior Vice President of Operations. "Resident financial health remains resilient but elevated new apartment supply is resulting in less robust pricing power than we had previously expected for the latter part of the third quarter and into the fourth quarter. As a result, we anticipate that effective lease rate growth for the fourth quarter will be below historical norms and our prior expectations, with October to-date blended lease rate growth approximating 1 percent."

In the tables below, the Company has presented YOY, sequential, and year-to-date ("YTD") Same-Store results by region, with concessions accounted for on both cash and straight-line bases.

Summary of Same-Store Results in Third Quarter 2023 versus Third Quarter 2022

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	3.9%	4.4%	3.7%	30.9%	96.7%	0.2%
Mid-Atlantic	4.8%	4.6%	4.9%	21.0%	96.9%	0.2%
Northeast	6.9%	5.1%	7.9%	18.2%	96.7%	(0.3)%
Southeast	6.0%	3.1%	7.3%	14.2%	96.4%	(0.1)%
Southwest	3.2%	(5.6)%	8.9%	9.0%	96.8%	0.1%
Other Markets	5.0%	8.0%	3.8%	6.7%	96.6%	(0.2)%
Total (Cash)	**5.0%**	**3.4%**	**5.7%**	**100.0%**	**96.7%**	**0.0%**
Total (Straight-Line)	**5.3%**	**3.4%**	**6.1%**	**-**	**-**	**-**

[1]   Based on 3Q 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2]   Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in Third Quarter 2023 versus Second Quarter 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	2.4%	2.9%	2.2%	30.9%	96.7%	0.3%
Mid-Atlantic	2.4%	3.2%	2.1%	21.0%	96.9%	0.0%
Northeast	2.6%	7.3%	0.3%	18.2%	96.7%	(0.4)%
Southeast	0.7%	1.7%	0.2%	14.2%	96.4%	0.1%
Southwest	1.1%	0.3%	1.6%	9.0%	96.8%	0.5%
Other Markets	1.3%	11.0%	(2.3)%	6.7%	96.6%	0.0%
Total (Cash)	**2.0%**	**3.9%**	**1.2%**	**100.0%**	**96.7%**	**0.1%**
Total (Straight-Line)	**2.3%**	**3.9%**	**1.6%**	**-**	**-**	**-**

[1]   Based on 3Q 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2]   Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results YTD 2023 versus YTD 2022

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	5.0%	5.4%	4.8%	31.2%	96.5%	(0.1)%
Mid-Atlantic	5.7%	5.1%	5.9%	21.2%	96.8%	(0.2)%
Northeast	8.5%	5.8%	10.0%	17.4%	97.0%	(0.3)%
Southeast	9.5%	6.7%	10.8%	14.3%	96.2%	(0.7)%
Southwest	6.9%	2.9%	9.4%	9.0%	96.6%	(0.5)%
Other Markets	5.9%	4.7%	6.4%	6.9%	96.7%	(0.2)%
Total (Cash)	**6.7%**	**5.2%**	**7.3%**	**100.0%**	**96.6%**	**(0.3)%**
Total (Straight-Line)	**7.4%**	**5.2%**	**8.4%**	**-**	**-**	**-**

[1]   Based on YTD 2023 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2]   Weighted average Same-Store physical occupancy for the quarter.

Transactional Activity

As previously announced, during the quarter, the Company acquired a portfolio of six communities in Texas totaling 1,753 apartment homes in exchange for $172.8 million of UDR Operating Partnership Units issued at $47.50 per unit, $20.0 million in cash, and the assumption of $209.4 million of below market debt at a weighted average coupon rate of 3.8 percent with a weighted average of 6.3 years to maturity.

The transaction is expected to be cash flow neutral in year one and accretive in year two as operating initiatives are implemented. The transaction is expected to be dilutive to FFOA per share in 2023 due to negative non-cash debt mark-to-market adjustments related to the significantly below-market-rate debt being assumed.

Development Activity and Other Projects

During the quarter, the Company achieved stabilized occupancy at 5421 at Dublin Station, a $126.9 million, 220-home apartment community the Company developed in the Dublin submarket of the San Francisco Bay Area.

At the end of the third quarter, the Company's development pipeline totaled $187.5 million and was 74 percent funded, with only $48.4 million remaining to fund. The Company's active development pipeline includes two communities, one each in the Addison submarket of Dallas, TX, and Tampa, FL, for a combined 415 apartment homes.

At the end of the third quarter, the Company's redevelopment pipeline of 2,313 apartment homes totaled $105.0 million and was 34 percent funded.

Developer Capital Program ("DCP") Portfolio

At the end of the third quarter, the Company's commitments under its DCP platform totaled $520.9 million with a contractual weighted average return rate of 9.9 percent and a weighted average estimated remaining term of 2.9 years.

Capital Markets and Balance Sheet Activity

"With minimal committed forward funding obligations, strong next 3-year liquidity, and our ability to source capital through joint venture and OP unit transactions, we can utilize our investment grade balance sheet and continue to opportunistically grow the Company to enhance stakeholder returns," said Joe Fisher, UDR's President and Chief Financial Officer.

During the quarter, the Company repurchased 0.6 million shares of its common stock at a weighted average price per share of $40.13 for total consideration of approximately $25.0 million.

The Company's total indebtedness as of September 30, 2023 was $5.8 billion with no remaining consolidated maturities until 3Q 2024, excluding principal amortization and amounts on the Company's commercial paper program. As of September 30, 2023, the Company had $970.0 million of liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 14 of the Company's related quarterly Supplement for additional details on projected capital sources and uses.

In the table below, the Company has presented select balance sheet metrics for the quarter ended September 30, 2023 and the comparable prior year period.

	Quarter Ended September 30		
Balance Sheet Metric	3Q 2023	3Q 2022	Change
Weighted Average Interest Rate	3.37%	3.06%	0.31%
Weighted Average Years to Maturity[1]	5.9	6.7	(0.8)
Consolidated Fixed Charge Coverage Ratio	5.2x	5.3x	(0.1)x
Consolidated Debt as a percentage of Total Assets	32.8%	33.7%	(0.9)%
Consolidated Net Debt-to-EBITDAre	5.7x	6.0x	(0.3)x

(1) If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would have been 6.0 years without extensions and 6.1 years with extensions for 3Q 2023 and 7.0 years without extensions and 7.1 years with extensions for 3Q 2022.

ESG

Subsequent to quarter end, the Company published its fifth annual ESG report, which detailed the Company's ongoing best-in-class commitment to engaging in socially responsible ESG activities including establishing science-based emissions reduction targets that should contribute to a lower-carbon future. Concurrently, the Company announced that it earned the Regional Sector Leader designation from GRESB resulting from the Company's 2023 GRESB survey score of 87. In addition, the Company's GRESB Public Disclosure rating is "A", the fifth consecutive year UDR has achieved such a distinction.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the third quarter 2023 in the amount of $0.42 per share. The dividend will be paid in cash on October 31, 2023 to UDR common shareholders of record as of October 10, 2023. The third quarter 2023 dividend will represent the 204th consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on October 27, 2023, to discuss third quarter results as well as high-level views for 2023. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through November 27, 2023, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13741777, when prompted for the passcode. A replay of the call will also be available on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and related quarterly Supplement will be available on the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and DCP investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.
UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of September 30, 2023, UDR owned or had an ownership position in 60,177 apartment homes including 415 homes under development. For over 51 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.